

October 29, 2010

Geoff Williams
Chief Executive Officer
Westgate Acquisitions Corporation
2681 East Parleys Way, Suite 204
Salt Lake City, UT 84109

> **Re:** **Westgate Acquisitions Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed May 11, 2010**
> **File No. 000-53084**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Audit Report of Independent Accountants and Financial Statements

Audit Report of Independent Accountants, page 20

1. We note that as a development stage company, you have presented financial statements for the period from your inception (i.e., September 8, 1999) through December 31, 2009. However, it does not appear that reference to this period was made in the report issued by your independent accountant. Please revise to file a report from your independent accountant which makes reference to each period for which audited financial statements are required (i.e., the fiscal years ended December 31, 2009 and 2008 and the period from your inception through December 31, 2009).

Geoff Williams
Westgate Acquisitions Corporation
October 29, 2010
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                Tia Jenkins
                                Senior Assistant Chief Accountant